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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Palisade Capital Management, L.L.C
--------------------------------------------------------------------------------
   (Last)                       (First)                   (Middle)

                              c/o Palisade Capital
                          One Bridge Plaza, Suite 695
--------------------------------------------------------------------------------
                                    (Street)

  Fort Lee                         New Jersey               07024
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     March 31, 2003
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     The Sports Club Company, Inc. (SCY)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|(1) 10% Owner
     |_|  Officer (give title below)           |_|    Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|(1)  Form filed by One Reporting Person

     |_|     Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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
                                                                         I
Common Stock, par value                                              (See Footnote 1       By limited partnership
$0.01 per share                         (See Footnote 1 on Page 2)     on Page 2)         (See Footnote 1 on Page 2)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction
5(b)(v).

                                                                          (Over)

Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
None.
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

Explanation of Responses:

(1) Palisade Capital Management, L.L.C. ( the "Reporting Person") is a registered investment advisor which has discretionary authority over the accounts of its clients. The Reporting Person serves as the investment manager of Palisade Concentrated Equity Partnership, L.P. (the "Fund"). Certain members of the Reporting Person are also members of Palisade Concentrated Holdings, L.L.C., (the General Partner of the Fund), and limited partners in the Fund. On March 31, 2003, the Fund entered into a term sheet and on April 9, 2003, the Fund entered into an Amended and Restated Term Sheet (the "Term Sheet") with Rex Licklider ("Licklider"), David Michael Talla ("Talla"), Millennium Partners LLC, Millennium Entertainment Partners LP, MDP Ventuers I LLC, MDP Ventures II LLC, Millennium Development Partners L.P. (collectively, the "Millennium Entities"), and Kayne Anderson Capital Advisors L.P. ("Kayne", and together with Licklider, Talla and the Millennium Entities, the "Other Parties"). The Fund and the Other Parties are referred to herein as the "Term Sheet Parties." Licklider, Talla, the Millennium Entities and Kayne are significant beneficial owners of the Issuer's common stock and have filed either a Schedule 13D or Schedule 13G pursuant to the Act. The Term Sheet sets forth a non-binding preliminary plan for the Term Sheet Parties to consummate a "going private transaction" whereby the Fund, certain or all of the Millennium Entities and Licklider would fund the acquisition of all of the Issuer's outstanding common stock, other than shares of common stock held by the Term Sheet Parties and certain other specified stockholders (the "Surviving Stockholders"). The Term Sheet provides that the "going private transaction" would be effectuated by means of a merger (the "Merger") of a company formed by the Fund (the "Merger Sub") with and into the Issuer, with the Issuer being the surviving entity (the "Surviving Entity") in the Merger. The certificate of incorporation and by-laws of the Merger Sub would become the certificate of incorporation and bylaws of the Surviving Entity. In addition, concurrently with the consummation of the Merger, (i) Licklider, Talla, the Millennium Entities and the Surviving Stockholders, if any, would exchange all of their shares of the Issuer's common stock for shares of the Surviving Entity's common stock, and (ii) MDP Ventures II LLC, Licklider, Talla and Kayne will exchange all of their shares of the Issuer's Series B preferred stock and Series C preferred stock for shares of the Surviving Entity's preferred stock with the rights and privileges specified in the Term Sheet. Upon consummation of the Merger, the Term Sheet Parties and the Surviving Stockholders, if any, would beneficially own all of the outstanding shares of common stock of the Surviving Entity, and the Issuer's common stock would cease to be (i) authorized to be quoted and traded on the American Stock Exchange, and
(ii) subject to the reporting requirements of the Act. The Term Sheet also sets forth certain rights and obligations of the Term Sheet Parties with respect to the Surviving Entity following the consummation of the Merger. Most of the Term Sheet's provisions are non-binding. However, the Term Sheet Parties have agreed to certain binding provisions, including with respect to exclusivity, confidentiality and expense reimbursement. The transactions contemplated by the Term Sheet are subject to a number of significant conditions precedent as set forth in the Term Sheet. The Issuer is not party to the Term Sheet and, accordingly, none of the provisions of the Term Sheet are binding on the Issuer. The Issuer previously formed a Special Committee of its Board of Directors to address any proposal to engage in a "going private transaction" by, among other actions, exploring alternatives to any such proposed transaction. As a result of executing the Term Sheet, the Reporting Person may be deemed to have formed a "group" with the Other Parties for purposes of Section 13(d) of the Act and the rules promulgated thereunder. Accordingly, the Reporting Person may be deemed to be the beneficial owner of the shares of the Issuer's common stock beneficially owned by the Other Parties as reported on their respective Schedule 13D or
Schedule 13G. The Reporting Person expressly disclaims beneficial ownership of the Issuer's common stock beneficially owned by the Other Parties. Additionally, the Reporting Person expressly disclaims any assertion or presumption that the Reporting Person and the Other Parties constitute a "group."

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

Palisade Capital Management, L.L.C.


By: /s/ Steven E. Berman                        April 10, 2003
-------------------------------------------     -------------------------
Steven E. Berman, Member                        Date
** Signature of Reporting Person

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this Page 2 form are not required to respond unless the form displays a currently valid OMB control number.

                                                                SEC 1473 (09-02)


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